UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32384

AMF HAWAII INVESTMENTS, LLC

(Exact name of registrant as specified in its charter)

650 Fifth Avenue, 17th floor

New York, New York 10019

(212) 521-5097

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.*

* On July 21, 2022, pursuant to that certain Agreement and Plan of Merger, dated as of June 14, 2021, by and among AMF Hawaii Investments, LLC (formerly known as Macquarie Infrastructure Holdings, LLC), a Delaware limited liability company (the “Company”), AMF Hawaii Holdings, LLC, a Delaware limited liability company (“Parent”), AMF Hawaii Merger Sub, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Parent (“Merger Sub”), and Macquarie Infrastructure Corporation, a Delaware corporation, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, AMF Hawaii Investments, LLC (f/k/a/ Macquarie Infrastructure Holdings, LLC) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 1, 2022	By:	/s/ Richard Klapow
Name: Richard Klapow
Title: President